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August 20, 2021 CONFIDENTIAL SUBMISSION VIA EDGAR	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:        ESAB Corporation Draft Registration Statement on Form 10

Ladies and Gentlemen:

On behalf of ESAB Corporation, a Delaware corporation (the “Company”), on August 20, 2021, pursuant to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, we transmitted for confidential submission the Company’s Draft Registration Statement on Form 10 (the “Draft Registration Statement”), including Exhibit 99.1 thereto. For your convenience, please find enclosed the Draft Registration Statement.

Please do not hesitate to contact me at (312) 876-7681 or cathy.birkeland@lw.com, Alexa M. Berlin at (312) 777-7201 or alexa.berlin@lw.com, Bradley J. Tandy, Senior Vice President and General Counsel of Colfax Corporation at (302) 252-9142 or brad.tandy@colfaxcorp.com, or Christopher M. Hix, Executive Vice President, Finance and Chief Financial Officer of Colfax Corporation at (302) 289-3377 or christopher.hix@colfaxcorp.com with any questions or comments with respect to the Draft Registration Statement.

Very truly yours,

Sincerely,

/s/ Cathy Birkeland
Cathy Birkeland of LATHAM & WATKINS LLP

August 20, 2021

Enclosure

cc:

Alexa Berlin of Latham & Watkins LLP; Bradley J. Tandy, Senior Vice President and General Counsel of Colfax Corporation; Christopher M. Hix, Executive Vice President, Finance and Chief Financial Officer of Colfax Corporation